

SEC 16022406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buttonwood Partners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Deming Way Suite 100
(No. and Street)

Madison	WI	53717
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tami Strang (608) 827-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Bugg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buttonwood Partners, Inc., as of September 30th, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Wisconsin
County of Dane

Subscribed and sworn to (or affirmed) before me on this ___ day of November, 2016 by Christopher Bugg proved to me on the basis of satisfactory evidences to be the person who appeared before me.



NOTARY
03-25-18
PUBLIC
STATE OF WISCONSIN

Notary Public



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Buttonwood Partners, Inc.:

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. (the Company) as of September 30, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buttonwood Partners, Inc. as of September 30, 2016,and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Information contained in Schedule I ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of Buttonwood Partners, Inc.'s financial statements. The Supplementary Information is the responsibility of Buttonwood Partners, Inc.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
November 21, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Financial Condition
September 30, 2016

ASSETS

Assets		
Cash	$	96,275
Commissions Receivable		135,442
Deposit with Clearing Broker		75,000
Unallowable Receivable		2,252
Furniture and Equipment, net of accumulated depreciation		36,839
Total Assets	$	345,808

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued Salary & Wages	$	116,180
Accounts Payable		23,299
Total Liabilities		139,479
Stockholders' Equity		
Common Stock, $1 par value; 56,000 shares authorized, 1800 shares issued and outstanding		1,800
Additional Paid-In Capital		178,200
Retained Earnings		26,329
Total Stockholders' Equity		206,329
Total Liabilities and Stockholders' Equity	$	345,808

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Income
Year Ending September 30, 2016

Revenues:	
Commissions	$ 804,510
Investment Advisory Fees	127,289
Other Income	1,887,741
Total Revenues	2,819,540
Expenses:	
Employee Compensation and Benefits	2,217,424
Clearing Expenses	169,463
Rent and Occupancy	143,356
Quotation Services	30,144
Licenses and Regulatory Fees	33,413
Other	205,793
Total Operating Expenses	2,799,593
Net Income	$ 19,947

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Changes in Stockholders' Equity

Year Ending September 30, 2016

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance, September 30, 2015	$ 1,800	$ 178,200	$ 6,382	$ 186,382
Net Income	---	---	19,947	19,947
Balance, September 30, 2016	$ 1,800	$ 178,200	$ 26,329	$ 206,329

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement Cash Flows
Year Ending September 30, 2016

Cash Flows from operating activities:		
Net Income	$	19,947
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		(8213)
Loss on disposition of furniture and equipment		(650)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		19,948
Unallowable receivables		(13,453)
Accounts payable		(3,683)
Accrued salaries and benefits		(6,968)
Net Cash provided by operating activities		6,928
Cash Flows from investing activities		
Purchase of furniture and Equipment		(2,845)
Decrease in cash and equivalents		4,083
Cash beginning of year		92,219
Cash end of year	$	96,275

Supplemental disclosures of cash:	$715
Interest Paid	$3,975
Taxes Paid	

The accompanying notes to financial statements are an integral part of these statements.

Buttonwood Partners, Inc.
Notes to financial Statements September 30, 2016

Business Activity

Buttonwood Partners, Inc. (the "Company") is a Wisconsin formed on March 7, 1990, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Madison, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash

Cash includes a non-interest bearing checking account.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly in advance based on a predetermined percentage of the total assets in customer accounts, but are recognized as earned on a pro rata basis in accordance with contractual arrangements.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended September 30, 2016 was $14,448.

Litigation:

The Company retained legal counsel throughout the year 2015 regarding a formal investigation being conducted by FINRA. As of September 30, 2016, FINRA has not disclosed the likely duration, or any fines, penalties or sanctions against the Company. It is management's opinion that the investigation will not have a material effect on the Company's financial statements.

Buttonwood Partners, Inc.
Notes to financial Statements September 30, 2016

Subsequent Events

Management has evaluated all subsequent events through November 15th, 2016 for possible inclusion as a disclosure in the financial statements. Effective October 31st, 2016, Owners, Robert Anderson, Michael Anderson, and Laurie Anderson have tendered their resignations and will be selling their ownership interests in Buttonwood Partners, Inc.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30th, 2016, the Company's net capital and required net capital were $167,238 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was .84 to 1.

There is a difference of $4,053 between the computation of net capital under the net capital SEC Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$171,292
Adjustments		
Retained Earnings	2,899	
Non-allowable assets	$ (6,952)	
		(4,053)
Net capital per audited statements		$167,239

Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended September 30, 2016. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Deposit with Clearing Broker-Dealer

In accordance with the agreement with its clearing broker, National Financial Services, LLC (NFS), the Company maintains a cash deposit with NFS in the amount of $75,000. The Company is dependent on NFS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

Furniture and Equipment

Furniture and equipment consisted of the following at September 30th 2016:

Office equipment	$107,431
Furniture and fixtures	40,944
Artwork	9,798
	158,173
Less depreciation	(121,334)
	$ 36,839

Buttonwood Partners, Inc.
Notes to financial Statements September 30, 2016

Commitments

National Financial Services, LLC., our clearing firm, required and increase to the amount held on deposit with them from $50,000 to $75,000 as part of our new contract.

The Company leases its Madison, Wisconsin office space under an operating lease that expires April 30, 2020. Total rental expense incurred was $143,356 excluding the effects of any related expense reimbursements from Affiliates for the year ended September 30, 2016. The future minimum lease payments are as follows:

2017	$143,908
2018	$148,226
2019	$152,672
2020	$ 90,598
Total Commitments	$ 535,404

Employee Benefit Plan

The Company provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Company for at least six months to be eligible to participate. Each eligible employee may defer up to 25 percent of their compensation, not to exceed the annual exclusion limit. The Company makes a contribution of 6 percent of each eligible employee's compensation. The Company's contribution to the Plan totaled $33,966 for the year ended September 30, 2016.

Related-Party Activity

The unallowable receivable of $2,252 is non-interest bearing, due on demand and is from a related party.

The Company provides non-broker related office expenses and employee services to RML Anderson Group, LLC and Sycamore Investment Consulting Services, LLC (collectively, the Affiliates), affiliated investment consulting firms. The Company received reimbursement for providing such services of $220,505 from the Affiliates for the fiscal year ended September 30, 2016. This amount is recorded as a reduction of other expenses in the Statement of Income.

Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, NFS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management it is more likely than not that some pertain of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

The FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense and liability in the current year. For the year ended September 30, 2016, management has determined that there is a profit of $19,947 and accordingly, has recorded a liability of $4,510 for the payment of taxes, interest, and or penalties.

The Company is no longer subject to U.S, federal or state tax return examinations for years before September 30, 2013 and September 30, 2012, respectively.

Recently Issued Accounting Pronouncements

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending September 30, 2016. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Schedule I
September 30, 2016

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1

Aggregate Indebtedness		
Accrued salaries and benefits	$	116,180
Accounts payable		23,298
Total Aggregate Indebtedness		139,479
Minimum required net capital (6 2/3% of aggregate indebtedness)		9,299
Computation of Basic Net Capital Requirement:		
Stockholders' equity		206,329
Deductions:		
Furniture and equipment		(36,839)
Unallowable receivable		(2,252)
Total nonallowable assets		(39,091)
Additions:		
Net Capital		167,238
Net capital requirement (minimum)		50,000
Capital in excess of minimum requirement	$	117,238
Ration of aggregate indebtedness to net capital		.84 to 1

There is a difference of $4,053 between the computation of net capital under the net capital SEC Rule 15c3-1 and the corresponding unaudited focus part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Buttonwood Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Buttonwood Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See Independent Auditor's Report

Buttonwood Partners, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Buttonwood Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Buttonwood Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Buttonwood Partners, Inc. stated that Buttonwood Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Buttonwood Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Buttonwood Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
November 21, 2016



Buttonwood Partners, Inc.

701 Deming Way • Suite 100 • Madison, WI 53717
p 608.827.6400 • f 608.827.6407 • 800 279 1776
www.buttonwoodpartnersinc.com

Assertions Regarding Exemption Provisions

We, as members of management of Buttonwood Partners, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending October 1, 2015 through September 30, 2016.

Buttonwood Partners, Inc.

By:



Christopher Bugg, President

October 18th, 2016

Buttonwood Partners, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Buttonwood Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Buttonwood Partners, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Buttonwood Partners, Inc. (the "Company") for the year ended September 30, 2016, solely to assist you and SIPC in evaluating Buttonwood Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
November 21, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Buttonwood Partners, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2016

		Amount
Total assessment	$	2,093
SIPC-6 general assessment Payment made on April 20, 2016		(1,065)
SIPC-7 general assessment Payment made on October 25, 2016		(1,028)
Total assessment balance (overpayment carried forward)	$	-

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

AUDITED FINANCIAL STATEMENTS
Year Ended September 30, 2016

Table of Contents

Buttonwood Partners, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended September 30, 2016